Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

	2010	2009 (1)

A Net income as reported, Canadian GAAP ($ millions)	921.2	493.6
B Items adjusting net income ($ millions)	(22.1)	(1.1)
C Net income, US GAAP ($ millions)	899.1	492.5
D Weighted average number of shares outstanding	296,248,000	295,338,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	8,347,000	8,398,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	8,341,000	8,398,000

CANADIAN GAAP
Basic earnings per share (A/D)	3.11	1.67
Diluted earnings per share (A/(D+E))	3.02	1.63

UNITED STATES GAAP
Basic earnings per share (C/D)	3.03	1.67
Diluted earnings per share (C/(D+F))	2.95	1.62

(1)	Corrected as described in Note 18 in Part I, Item I